UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For November 22, 2002



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1Y 3RB
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated November 22, 2002 -  Re Agreement





                                                                22 November 2002


                 BUNZL EXPANDS OUTSOURCING SERVICES IN THE UK


Bunzl plc, the international distribution and outsourcing Group, today announces that it has entered into an agreement to acquire the Darenas business of Ecolab Limited. Completion is expected to take place in early December 2002.


The business, which is based in Birmingham, distributes cleaning and hygiene supplies throughout the UK. The annualised level of sales to be acquired is approximately GBP20 million and the net assets are expected to be approximately GBP4.5 million.


Commenting on the acquisition Anthony Habgood, Chairman of Bunzl, said:


"Darenas is an excellent fit with our existing cleaning and hygiene operations in the UK and further strengthens our position in this market."


Enquiries


Bunzl plc:                                             Finsbury:

Anthony Habgood, Chairman                              Roland Rudd

David Williams, Finance Director                       Morgan Bone

Tel: 020 7495 4950                                     Tel: 020 7251 3801


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  November 22, 2002                      By:__/s/ Anthony Habgood__

                                              Title:   Chairman